SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 2, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 2, 2013, entitled “Syneron Medical Announces Syneron Beauty’s Successful Launch of the me smooth and the Pearl Brilliant White Systems.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: May 2, 2013

Syneron Medical Announces Syneron Beauty’s Successful Launch of the me
smooth and the Pearl Brilliant White Systems

More than 10,000 me smooth ELOS based hair removal units and 17,000 Pearl brilliant ionic teeth whitening units sold in 24 hours in launch event on QVC®

Yokneam, Israel, May 2, 2013– Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, announced today the successful launch of Syneron Beauty’s me smooth At-Home Professional Hair Removal System and the Pearl Brilliant White Ionic Teeth Whitening System on QVC®. Syneron Beauty sold in the 24hourlaunch event more than 10,000and 17,000 units of the me smooth and Pearl Brilliant White systems, respectively*.
Fabian Tenenbaum, Chief Executive Officer of Syneron Beauty, said “We are very pleased with this initial launch of our products, which corresponded with the North American release of the latest versions of our popular me at-home hair removal system and Pearl teeth whitening system. We benefitted from the opportunity to educate consumers on the innovative technologies behind our products, including the elos technology in the me hair-removal system, which is based on the leading professional products sold by Syneron Medical. We look forward to further leveraging our strong brand and technology as the launch continues.”

The me smooth will be available at prestige beauty retailers including Nordstrom, Neiman Marcus, Bloomingdales, Ulta, Sephora and Space NK as well as on QVC and mePower.com. The Pearl Ionic Teeth Whitening Systems, Brilliant White and Gentle White, are available at prestige beauty retailers including Nordstrom, Neiman Marcus, Bloomingdales and Ulta, as well as on IonicPearl.com.

Dr. Shimon Eckhouse, Chief Executive Officer of Syneron Medical, said, “The launch of the me smooth system in U.S. is a significant milestone, marking the first elos-based home-use product sold in this market. We are very pleased with the successful initial launch, which also includes the prestige beauty retailsales channel. Combined with the early success of the new Pearl Brilliant White system, we remain on track to reach breakeven performance in Syneron Beauty in 2013.”

* - Gross numbers

About Syneron Beauty
Syneron Beauty is a pioneer in the design, development and distribution of energy-based consumer aesthetic products. The Company's products are based on clinically proven technologies derived from the professional medical aesthetic device market, enabling patients to achieve professional-like results in an at-home setting. Syneron Beauty currently markets the me™ brand of home-use hair removal systems (www.mePower.com), the Pearl™ family of teeth whitening products and the Tanda™ family of home-use light therapy products. Syneron Beauty is based in New York and is a wholly owned subsidiary of Syneron Medical Ltd. (ELOS).

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that  Syneron Beauty may not meet its performance goals for 2013, as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Contacts:
Syneron Public Relations
pr@syneron.com

Hugo Goldman, Chief Financial Officer
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com